Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tlf. 49 11 11 11
Tel. +45 49 11 11 11
www.coloplast.com

Coloplast

Securities and Exchange Commissions,
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
NOV 2 4 2004
WASH. D.C. 213 SECTION

04046367

17 November 2004

SUPPL

SEC File Number, 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange no. 10/2004 sent today.

Yours sincerely,
Coloplast A/S

Leise Rasmussen
Corp. Communications & IR

Direct tel: +45 4911 1921

PROCESSED
DEC 0 2 2004
THOMSON FINANCIAL

CVR-nr. 69 74 99 17

Fax +45 49 11 15 55 Direktion / Group Management
Kommunikationsafdeling / Corporate Communications
Koncern Forretningsudvikling / Corporate Business Development & Acquisitions

Stock Exchange Information No. 10/2004
Humlebæk, 17 November 2004

Annual Financial Statement for 2003/04

(1 October 2003-30 September 2004)

- **Revenue increased by 10% in local currencies, confirming expectations. In actual currency terms, revenue increased by 8% to DKK 6,069m.**
- **Operating profit increased by 9% to DKK 988m.**
- **The profit margin exceeded 16% as expected.**
- **The German healthcare reform had only a limited effect on revenue.**
- **Ostomy product sales continued to grow strongly, increasing by 14%.**
- **For 2004/05 a revenue growth of 10% in local currencies is expected. Price cuts in the German market may, however, reduce growth by up to 2 percentage points.**
- **For 2004/05 we anticipate a profit margin of 15-16%, as price cuts in the German market may be expected to reduce the profit margin by 1-2 percentage points**
- **Coloplast's long-term objectives for 2008, including a revenue objective of DKK 9bn generated through organic growth and our profit margin objective of 18% remain unchanged.**

Key figures mDKK	1999/00	2000/01	2001/02	2002/03	2003/04	Index
Revenue	3,556	4,018	5,567	5,610	6,069	108
Profit before amortisation of goodwill (EBITA)	498	618	884	909	988	109
Operating profit (EBIT)	498	618	875	909	988	109
Financial expenses, net	-48	-31	-60	-21	-89	424
Profit before tax	474	613	1,232	889	899	101
Tax on profit for the period	182	208	337	302	317	105
Profit for the period	292	405	895	587	582	99
Minority interests			127	20	5	25
Coloplast's share of profit for the period	292	405	768	567	577	102
Profit margin, EBIT, %	14	15	16	16	16	
EPS for circulating shares of DKK 10, DKK	12	17	33	24	25	
Return on equity, %	18	28	62	32	27	
Return on average invested capital (ROAIC), %	18	18	18	17	17	
PE, price/earnings ratio	29	33	17	23	24	
Equity interest, %	58	36	35	37	42	
Total assets	2,806	3,344	4,489	5,371	5,643	
Investment in fixed assets	437	394	409	436	548	
Investment in intangible assets	26	31	51	226	106	
Adjustment, property, plant and equipment in progress	-27	-5	40	142	-4	

Appended are income statement, balance sheet, cash flow statement and statement of changes in equity, notes and key figures and ratios.

The Annual General Meeting will be held on 9 December 2004, at 4 pm, at Coloplast A/S's premises, Holtedam 3, DK-3050 Humlebæk. The meeting of shareholders will be held at 3 pm. The invitation to the shareholders will be forwarded on 29 November 2004.

Coloplast A/S • Holtedam 1 • DK-3050 • Denmark
Tel. (+45) 49 11 11 11 • Fax (+45) 49 11 15 55

Accounting policies

As previously announced, the financial statements for 2003/04 have been prepared in accordance with the International Financial Reporting Standards (IFRS).

The financial statements have also been prepared in accordance with additional Danish financial reporting requirements. As a consequence of the shift to IFRS, the accounting policies have been changed for revenue, goodwill, income from investments in associates and value changes regarding financial assets and obligations used for hedging purposes. As regards revenue, income from investments in associates and value changes regarding financial assets and obligations used for hedging purposes, the shift to IFRS has had no effect on profit or on the statement of changes in equity, but the classification of the income statement has been affected.

The change in the accounting policy on goodwill means that goodwill has not been amortised since 1 October 2002, but an annual valuation (impairment test) is conducted. The change entails a reversal of amortisation made in 2002/03, and Group profit before tax for 2002/03 is changed from DKK 878m to DKK 889m (up DKK 11m), and equity is changed from DKK 1,996m to DKK 2,002m (up DKK 6m).

Financial performance

Revenue came to DKK 6,069m, corresponding to a rise of 10% in local currencies. Revenue, measured in Danish kroner, was up 8%, and operating profit grew by 9% to DKK 988m from DKK 909m in 2002/03. The profit margin came to 16.3%. Hence, the performance for the year meets the expectations expressed when the financial statement for the first nine months was presented in August 2004.

Distribution, sales and marketing costs went up by 10% to DKK 1,827m. Research and development costs rose by 21% on 2002/2003, as a result, among other factors, of patent right purchases. Administration costs were unchanged.

At the beginning of the financial year, stock levels were raised, however, with a view to enhancing delivery performance in connection with the relocation of machinery to the factory in Hungary and the implementation of a new ERP system. The fourth quarter saw the introduction of a reduction in stock levels to bring them back to normal. The percentage increase in stocks for the full year was smaller than the rise in revenue.

Financial items, including net interest expenses and exchange rate adjustments, came to a net DKK 89m, up from DKK 21m the year earlier. In 2002/03, financial items were positively affected by significant exchange rate gains (DKK 53m) through hedging of Group currency exposure. A higher level of net debt over the year led to higher interest expenses compared with the year before, but the stock reductions in the fourth quarter lowered Group net interest-bearing debt by DKK 8m compared with the previous year-end.

Coloplast's tax rate was 35%. The changed distribution of earnings on different geographical markets caused the tax rate to go up.

Revenue

At a rise of 10% in local currencies to DKK 6,069m from DKK 5,610m in 2002/03, revenue for 2003/04 continued its two-digit growth. This equals a rise by 8% in Danish kroner as the value of Coloplast's invoicing currencies fell by just under 2% on 2002/03. The first three quarters of the financial year, in particular, saw good growth.

Four product areas, ostomy, continence care, wound care and skin health, experienced two-digit growth rates, whereas sales of breast care products were still influenced by very difficult market conditions in the USA.

The German health care reform had only limited effect on revenue in 2003/04. One significant effect of the reform was a different flow of sales over the year, with higher sales in the first quarter, which were, however, evened out over the remainder of the year. This part of the reform introduced co-payment eg for users of ostomy bags and made them buy ahead. Moreover, reimbursement of accessory products was abolished. The other

element of the reform is set to take effect on 1 January 2005, one aim being to harmonise reimbursement prices of ostomy products across health insurance funds in Germany. This initiative is expected to change market conditions in Germany in 2005.

Segment information

Primary segment split

Coloplast's primary segment split follows the business activities undertaken and comprises the chronic care segment, consisting of ostomy and continence care products as well as home care, and the SBU segment, consisting of the three independent business units Wound Care, Skin Health and Breast Care.

Chronic care segment

Total revenue for chronic care came to DKK 4,596m, up 10% in local currencies on 2002/03. Operating profit was DKK 914m, corresponding to a 20% profit margin. The segment includes sales of products from other suppliers. These sales, which accounted for 15% of the chronic care segment, saw limited growth in 2003/04.

Ostomy

Ostomy product sales grew by 14% in local currencies to DKK 2,442m. Ostomy products saw strong growth in Europe, the USA and the rest of the world. In Europe, Coloplast continues to win market share in the majority of markets, and its market share is now estimated at 35-40%.

The health care reform in Germany only triggered a small fall in revenue growth. The HSC home care company in Germany is still facing a pressure on prices. In the USA, Coloplast stepped up efforts to increase its market share from the current 3-4%. Sales of ostomy products in Denmark grew by more than 20%.

Sales of ostomy bags in the **Assura** series continue to rise. Both sales of closed and drainable bags performed well, and particularly sales of drainable bags rose sharply. Growth is driven by sales of ostomy bags with **Hide-away** outlet and the bags with a convex adhesive introduced in 2001/02. The **Easiclose** wide outlet drainable bag was introduced in the US market. The **Easiflex** product range was also expanded to include an ostomy bag for children and a convex adhesive. **Easiflex**, today launched in most markets, continued its strong sales performance throughout the year.

Continence care

Coloplast lifted sales of continence care products in 2003/04 by 10% in local currencies to a total of DKK 1,467m. Sales of both urine bags and catheters increased – although at a lower rate than seen in recent years. Again, sales of ready-to-use catheters in the **SpeediCath** series saw high, two-digit growth rates.

With its newly developed catheter, **SpeediCath** Compact, Coloplast is setting a new standard for intermittent catheters for women, and Coloplast is today a market leader in several important European markets for catheters. At present, catheter sales account for up to 50% of total continence care product sales.

Sales of urine bags grew satisfactorily, whereas sales of urisheaths, where Coloplast is the market leader, remained at last year's level. In the fourth quarter, Coloplast introduced its bowel irrigation system, **Peristeen** Anal Irrigation, which can be used by people with spinal cord injuries who often suffer from faecal incontinence or painful constipation.

Coloplast commenced cooperation in the third quarter with UK-based Ranier Technology Ltd. The agreement will license Coloplast to develop and market a new concept for permanent catheters.

SBU segment

Revenue generated by the three business units, Wound Care, Skin Health and Breast Care, totalled DKK 1,473m, and operating profit came to DKK 74m. Growth in local currencies was 10% on the year earlier. The profit margin amounted to 5%, which should be seen in the light of considerable organisational restructuring in all three business units during the year. The purpose was to prepare the units to meet the growth and profit margin targets set for the future.

Wound care
Sales of wound care products increased by 12% in local currencies in 2003/04. Revenue was DKK 789m. Growth was primarily generated by sales of **Biatain** dressings based on foam technology and active products with an antibacterial effect sold under the brand name of **Contreet**. A number of special dressings were added to this product range. Overall, **Contreet** and **Biatain** sales now account for more than a third of sales of wound care products. Coloplast is of the opinion that the product portfolio is among the strongest in the industry. Some of the activities undertaken by the business unit during the year therefore focused on strengthening sales and marketing to support growth of these products in future.

Skin health
Sales of skin health products grew by 21% in local currencies to DKK 265m. Growth was higher in 2003/04 than in previous years and was considerably sharper than market growth. The skin health business unit is also responsible for wound care sales in the USA. Sales of wound care products in this market are therefore included in the growth figures for the skin health business unit. Especially US sales of skin health products are a growth driver.

In the autumn of 2003, Coloplast launched a new strategy to increase its sales force, sign new contracts and focus on the customer segments recording the highest growth rates. During the year, **Sween** 24, a moisturizer, was introduced in the US market. This moisturizer reduces the need for repeated application as the moisturizing effect is maintained for a longer period of time.

Breast care
Coloplast's sales of breast care products came to DKK 454m and are thus in line with 2002/03 figures. Sales of partial breast forms and textiles recorded nice growth, whereas the market for traditional breast forms, accounting for the greater part of total breast care sales, remains affected by negative developments in the USA. Coloplast is a global market leader, holding about 45% of the world market for breast forms and textiles. A rise in sales in Europe compensated for receding US sales, but sales were also affected by an increase in the use of surgical methods not requiring the use of external breast forms. A range of new breast forms were introduced in North America, and new textiles were marketed in the USA and Europe.

Secondary segment split
Coloplast's secondary segment split follows the geographical markets. These are grouped in three regions: Europe, North and South America and the rest of the world.

In local currencies, sales were up by 10% in Europe and by 9% in North and South America. In the home care area, growth rates in both Europe and the USA were dampened by difficult conditions as a result of changes in reimbursement schemes and a reduced price level.

Europe
The European markets are still the largest contributors to revenue growth. Sales in Europe accounted for 81% of total revenue and came to DKK 4,891m. On the back of local currency growth that is higher than growth in most markets in Europe where Coloplast operates, the Company continues to win market shares. This is especially the case in the area of ostomy and continence care products.

North and South America
Total revenue in North and South America amounted to DKK 804m. This figure accounted for 13% of Group revenue in 2003/04. Sales in the USA accounted for the greater part of sales in these markets, and the biggest share of revenue was generated by skin health and breast care products. Skin health products made the biggest contribution to growth, but ostomy and continence care products also sold fine, showing growth rates in excess of 20%. Coloplast continues to win market shares in these markets.

Rest of the world
Sales in Japan, China and the other Asian markets, covered by subsidiaries or independent distributors, saw two-digit growth rates. Total revenue for the region in 2003/04

came to DKK 374m, up 13% in local currencies on 2002/03.

Coloplast Group

Investments

Investments in intangible fixed assets, primarily in connection with the acquisition of further shareholdings in home care companies, totalled DKK 106m in the period under review. Investments in land and buildings as well as production plant and equipment came to a total of DKK 544m including fixed assets under construction. These investments were primarily related to the expansion of facilities in Hungary. These investments were DKK 578m in 2002/03.

New investments in tangible fixed assets accounted for 9% of revenue for the year, down from the level realised in 2002/03.

Production capacity

In 2003/04, further investments were made to expand production facilities in Hungary and – to a small extent – in Denmark. These investments were made to meet a continued need for higher production capacity.

Establishing production facilities in Hungary proceeded as planned. The third and final phases of the project were completed in the fourth quarter. In September 2004, the number of employees stood at about 550. Once the relocation of manufacturing operations from Denmark is complete, about 900 employees will manufacture products to the tune of about DKK 1.5bn. The need for further production capacity in low-cost countries will continue in line with the company's growth. Consequently, Coloplast has decided to enhance activities in China and acquire land for the purpose of setting up a new facility. The projecting will begin in 2005.

Research and development

In 2003/04, Coloplast applied more than 3% of its revenue to research and development, an increase of DKK 35m. About 10% of total costs were allocated to applied research and fundamental materials development at the Coloplast Research Centre. Moreover, Coloplast entered into a partnership with Nordic Vaccine Technology A/S to develop a vaccine plaster for inoculation through the skin by using Coloplast's skin-friendly adhesive technology.

Logistics and IT

The new ERP system now covers nearly all Coloplast's factories as well as a small number of the sales companies. The system has been developed to handle future centralised European distribution. Building a new centralised European Distribution Centre (EDC) in Hamburg is now in progress and is likely to be complete in early 2005. Converting the European distribution is expected to be complete in 2006.

Organisation

It has been decided that, from spring 2005, in line with his wishes, Carsten Lønfeldt will focus more on the areas of business development and investor relations. Additionally he will assume responsibility for corporate HR activities and a new function, Corporate Procurement, being created to ensure a better overall control of procurement. The responsibility for Corporate Finance, Planning and IT will be transferred to a new group director, to be recruited externally. Group Management will then consist of 5 group directors.

Max S. Stringer, Group director, was replaced by Christian Jørgensen, Group director, in May. On 1 August, Jørgen Bundgaard Hansen took up the position of General Manager of the Continence Care Division.

Equity

Group equity rose by DKK 355m during the period. This increase is the result of deducting the value of own shares acquired (DKK 84m net), dividend payments (DKK 117m) and other changes (DKK 21m) from the profit for the year after tax and minority interests (DKK 577m). Equity interest accounted for 42% of total assets at 30 September 2004.

At the close of the financial year, the portfolio of own shares totalled 591,743 shares, or 2.7% of the class B shares. During the year, options were exercised and employee shares sold, totalling 125,154 shares. Conversely, a total of 198,950 class B shares were

acquired, meaning that the total portfolio rose by 73,796 shares.

Buyback of own shares
In August 2004, Coloplast's Board of Directors launched a programme to buy back own shares in the market for up to DKK 250m. Acquisition of own shares netted 86,225 class B shares in the fourth quarter. The shares bought back will be included in the Company's portfolio of own shares to hedge options programmes (outstanding shares stood at 433,380 at the close of the financial year). The buyback programme will be implemented within the existing authority granted by the Annual General Meeting to purchase own shares representing up to 10% of the Company's share capital. If attractive acquisition or investment opportunities should arise, the buyback amount may be adjusted.

Outlook
The revenue development experienced in 2003/04 is expected to continue in 2004/05. In local currencies, the underlying revenue growth is expected to be approx. 10%. However, price reductions for ostomy and continence care products in Germany are anticipated from January 2005. The effect of such price reductions may be a decline in the company's total sales of up to 2 percentage points, limiting the expected, actual sales growth to 8-10%. When the price changes in Germany have been announced, we will estimate the consequences of the new prices on the company's performance and make these known.

The global market for medical devices is growing at an estimated 5-9%. This means that for Coloplast to achieve a growth in revenue of 10%, we must continue to win market shares.

In the first quarter of 2003/04 the German healthcare reform caused extra sales of ostomy products. This means that the figures used for comparison with the company's growth in the first quarter of 2004/05 will be higher than normal. The effect on performance in the first quarter will be a low-growth revenue development reflected in the financial statement for the first quarter of 2004/05.

The market prices for Coloplast's products are determined by the healthcare authorities in the individual countries and, as a rule, price increases for existing products are not an option. With a view to achieving stable profit margin growth in this setting, Coloplast will, on an on-going basis, be implementing a number of initiatives, including measures to increase the efficiency of manufacturing operations and business processes and to improve procurement controls.

For 2004/05 we anticipate a profit margin of 15-16%, as price cuts in the German market may be expected to reduce the profit margin by 1-2 percentage points

Gross investments in tangible assets (buildings, machinery and equipment) are expected to amount to DKK 400-500m in 2004/05. We expect investments in the coming years to remain at this level. The tax rate for 2004/05 is expected to decline by 3% to approx. 32%, primarily as a result of increasing activities in Hungary.

Coloplast's long-term objectives towards 2008 of a revenue of DKK 9bn generated by organic growth, a profit margin of 18% and a return on average invested capital (ROAIC) of 20% remain unchanged.

Heavy fluctuations in the exchange rates of important currencies, significant changes in the healthcare sector or major changes in the world economy may impact the company's possibilities for achieveing the long-term objectives set and for fulfilling expectations.

Annual General Meeting
The Annual General Meeting will be held on 9 December 2004 at 16.00 at the corporate headquarters at 3, Holtedam, Humlebæk, Denmark.

The Board of Directors will propose to the Annual General Meeting that dividends are paid at DKK 6 per share of DKK 10 (2002/03: DKK 5 per share of DKK 10).
Moreover, the Board will propose a share split, to the effect that the trading unit of the company's class A and class B shares is changed from DKK 10 to DKK 5. Such a split will double the amount of quoted shares from 22.2m class B shares to 44.4m class B

shares and from 1.8m class A shares to 3.6m

class A shares.

Palle Marcus
Chairman of the Board of Directors

Sten Scheibye
Chief Executive

This announcement includes information about Management's expectations for future developments. Being based on assumptions that embody uncertainty and risk, including – but not restricted to – changes in relevant legislation and treatment methods as well as the financial markets, actual results may turn out to differ from those expected.

This information is available in a Danish and an English version. In case of doubt, the Danish version shall prevail. For further information, please contact Group Director Carsten Lønfeldt, phone + 45 4911 1611.

INCOME STATEMENT
1 October 2003 - 30 September 2004

	Group mDKK		Group mEUR		Parent mDKK	
	2003/04	*2002/03*	*2003/04*	*2002/03*	*2003/04*	*2002/03*
Revenue	6,069	5,610	816	755	2,674	2,539
Cost of sales	-2,338	-2,146	-314	-289	-1,666	-1,584
Gross profit	**3,731**	**3,464**	**502**	**466**	**1,008**	**955**
Distribution ccsts	-1,827	-1,655	-246	-223	-159	-159
Administrative expenses	-725	-727	-97	-98	-232	-231
Research and development costs	-203	-168	-27	-22	-178	-141
Other operating income	37	38	5	5	66	26
Other operating expenses	-25	-43	-3	-6	-16	-20
Operating profit	**988**	**909**	**134**	**122**	**489**	**430**
Separate items	0	0	0	0	0	2
Income from investments in Group enterprises before tax					406	362
Income from investments in associates before tax	0	1	0	0	0	0
Financial income	48	84	6	12	83	107
Financial expenses	-137	-105	-18	-14	-86	-66
Profit before tax	**899**	**889**	**122**	**120**	**892**	**835**
Tax on profit for the year	-317	-302	-43	-41	-315	-268
Net profit for the year	**582**	**587**	**79**	**79**	**577**	**567**
Minority interests	-5	-20	-1	-3	0	0
Coloplast's share of profit for the year	**577**	**567**	**78**	**76**	**577**	**567**
Earnings per share (EPS)					25	24
Profit distribution:						
Allocated to reserves for net revaluation according to the equity method					50	66
Retained earnings					383	381
Proposed dividend for the year					144	120
Total					**577**	**567**

The Board will propose to the Annual General Meeting that dividend for the year be paid out as follows: DKK 6.00 per share.

Coloplast

BALANCE SHEET

At 30 September 2004

	Group		Group		Parent	
	mDKK		*mEUR*		*mDKK*	
	2003/04	*2002/03*	*2003/04*	*2002/03*	*2003/04*	*2002/03*
Assets						
Acquired patents and trademarks	13	8	2	1	6	7
Goodwill	298	247	40	33	0	0
Software	83	68	11	9	79	66
Prepayment for intangible assets and intangible assets in progress	31	20	4	3	0	0
Intangible assets	**425**	**343**	**57**	**46**	**85**	**73**
Land and buildings	1,191	1,017	160	137	180	158
Plant and machinery	397	319	53	43	340	264
Other fixtures and fittings, tools and equipment	214	223	29	30	102	98
Prepayments and property, plant and equipment in progress	284	292	38	39	257	219
Property, plant and equipment	**2,086**	**1,851**	**280**	**249**	**879**	**739**
Investments in Group enterprises					767	547
Receivables from Group enterprises					417	368
Investments in associates	2	2	0	0	0	0
Other investments	0	0	0	0	0	0
Deferred tax asset	102	129	14	18	0	15
Investments	**104**	**131**	**14**	**18**	**1,184**	**930**
Fixed assets	**2,615**	**2,325**	**351**	**313**	**2,148**	**1,742**
Inventories	**922**	**883**	**124**	**119**	**453**	**442**
Trade receivables	1,195	1,131	161	152	111	104
Receivables from Group enterprises					1,049	1,034
Receivables from associates	6	7	1	1	0	0
Other receivables	116	157	16	21	69	81
Prepayments	47	38	6	5	11	10
Receivables	**1,364**	**1,333**	**184**	**179**	**1,240**	**1,229**
Marketable securities	**2**	**207**	**0**	**28**	**2**	**207**
Cash and bank balances	**740**	**623**	**99**	**84**	**590**	**467**
Current assets	**3,028**	**3,046**	**407**	**410**	**2,285**	**2,345**
Assets	**5,643**	**5,371**	**758**	**723**	**4,433**	**4,087**

Coloplast

BALANCE SHEET
At 30 September 2004

	Group		Group		Parent	
	mDKK		*mEUR*		*mDKK*	
	2003/04	*2002/03*	*2003/04*	*2002/03*	*2003/04*	*2002/03*
Equity and liabilities						
Contributed capital	240	240	32	32	240	240
Reserve for net revaluation according to the equity method					512	462
Fair value reserve	-39	-30	-5	-4	-39	-30
Proposed dividend for the year	140	117	19	16	140	117
Retained earnings	2,016	1,675	271	226	1,504	1,213
Equity	**2,357**	**2,002**	**317**	**270**	**2,357**	**2,002**
Minority interests	**5**	**14**	**1**	**2**	**0**	**0**
Provision for pensions and similar liabilities	83	83	11	11	7	7
Provision for deferred tax	29	10	4	1	11	0
Other provisions	28	19	4	3	5	12
Provisions	**140**	**112**	**19**	**15**	**23**	**19**
Mortgage debt	529	533	71	72	178	176
Other credit institutions	1,287	1,386	173	186	1,188	1,265
Deferred income	203	125	27	17	203	125
Long-term liabilities	**2,019**	**2,044**	**271**	**275**	**1,569**	**1,566**
Mortgage debt	6	6	1	1	1	1
Other credit institutions	181	251	24	34	1	3
Trade payables	298	349	40	47	141	172
Payables to Group enterprises					39	40
Income tax	61	102	8	13	53	71
Other payables	508	438	68	59	193	171
Deferred income	68	53	9	7	56	42
Short-term liabilities	**1,122**	**1,199**	**150**	**161**	**484**	**500**
Short-term and long-term liabilities	**3,141**	**3,243**	**421**	**436**	**2,053**	**2,066**
Equity and liabilities	**5,643**	**5,371**	**758**	**723**	**4,433**	**4,087**

CASH FLOW STATEMENT

1 October 2003 - 30 September 2004

		Group mDKK		Group mEUR		Parent mDKK	
Note		*2003/04*	*2002/03*	*2003/04*	*2002/03*	*2003/04*	*2002/03*
	Operating profit	988	909	133	122	489	430
31	Adjustment for non-liquid operating items	315	287	42	39	177	175
32	Changes in working capital	-70	52	-10	7	73	227
	Separate items	0	0	0	0	0	2
	Ingoing interest payments, etc.	46	85	6	11	83	107
	Outgoing interest payments, etc.	-137	-60	-18	-8	-86	-66
	Income tax paid	-297	-362	-40	-49	-136	-110
	Cash flow from operations	**845**	**911**	**113**	**122**	**600**	**765**
	Investments in intangible assets	-106	-226	-14	-30	-32	-38
	Investments in land and buildings	-255	-175	-34	-24	-35	-2
	Investments in plant and machinery	-293	-261	-40	-35	-242	-159
	Adjustment, tangible assets under construction	4	-142	1	-19	-38	-122
	Fixed assets sold	29	15	4	2	18	11
	Acquired business	0	6	0	1	0	0
	Investments in Group enterprises					-296	-382
	Dividend from Group enterprises					156	121
	Cash flow from investments	**-621**	**-783**	**-83**	**-105**	**-469**	**-571**
	Free cash flow	**224**	**128**	**30**	**17**	**131**	**194**
	Dividend to shareholders	-117	-102	-16	-14	-117	-102
	Dividend to minority shareholders	-13	-11	-2	-1	0	0
	Investments in own shares	-84	-10	-11	-1	-84	-10
	Financing from shareholders	**-214**	**-123**	**-29**	**-16**	**-201**	**-112**
	Financing through long-term borrowing	-25	430	-3	58	-10	470
	Cash flow from financing	**-239**	**307**	**-32**	**42**	**-211**	**358**
	Net cash flow for the year	**-15**	**435**	**-2**	**59**	**-80**	**552**
	Liquid reserves at 1.10.2003	573	142	77	19	670	118
	Exchange-rate adjustments	-3	-4	0	-1	0	0
	Cash flow for the year	-15	435	-2	59	-80	552
33	**Liquid reserves at 30.9.2004**	**555**	**573**	**75**	**77**	**590**	**670**
34	Unutilised credit facilities	2,166	1,899	291	256	1,844	1,834
	Financial reserves at 30.9.2004	**2,721**	**2,472**	**366**	**333**	**2,434**	**2,504**

The consolidated cash flow statement cannot be extracted directly from the published financial statements.

STATEMENT OF CHANGES IN EQUITY

Parent mDKK	Contributed capital A shares	B shares	Reserve for equity value	Reserve for fair value	Pro-posed dividend	Retained earnings	Equity total
1.10.2002 - 30.9.2003							
Balance at 1.10.2002							
As reported in annual report	18	222	418	0	0	734	1,392
Transferred negative minority interests						-8	-8
Effect of changes in accounting policies			-22	2	102	96	178
Restated value at 1.10.2002	18	222	396	2	102	822	1,562
Hedging against interest risks				-45			-45
Effect of hedging on deferred tax				12			12
Hedging against exchange-rate risks				2			2
Effect of hedging on deferred tax				-1			-1
Net gain/loss not recognised in income statement	0	0	0	-32	0	0	-32
Dividend paid out for 2001/02					-102		-102
Tax value of loss on employee shares						33	33
Transferred negative minority interests						8	8
Profit for the year			66		120	381	567
Own shares purchased						-18	-18
Own shares sold						8	8
Dividend on own shares					-3	3	0
Foreign currency translation adjustment relating to subsidiaries						-24	-24
Balance at 30.9.2003	**18**	**222**	**462**	**-30**	**117**	**1,213**	**2,002**
1.10.2003 - 30.9.2004							
Balance at 1.10.2003							
As reported in annual report	18	222	456	-30	117	1,213	1,996
Effect of changes in accounting policies			6				6
Restated value at 1.10.2003	18	222	462	-30	117	1,213	2,002
Hedging against interest risks				-12			-12
Effect of hedging on deferred tax				4			4
Hedging against exchange-rate risks				-1			-1
Effect of hedging on deferred tax				0			0
Net gain/loss not recognised in income statement	0	0	0	-9	0	0	-9
Dividend paid out for 2002/03					-117		-117
Tax value of loss on employee shares						13	13
Profit for the year			50		144	383	577
Own shares purchased						-113	-113
Own shares sold						29	29
Dividend on own shares					-4	4	0
Foreign currency translation adjustment relating to subsidiaries						-25	-25
Balance at 30.9.2004	**18**	**222**	**512**	**-39**	**140**	**1,504**	**2,357**

NOTES

1. Segment information

Primary segment split - business activities
Group, 2003/04

mDKK	Chronic Care 2003/04	Chronic Care 2002/03	SBU segment 2003/04	SBU segment 2002/03	Total 2003/04	Total 2002/03
Revenue, outside segment	**4.596**	**4.204**	**1.473**	**1.406**	**6.069**	**5.610**
Operating profit for segment	914	793	74	116	988	909
Share of profit in associates before tax		0		1	0	1
Profit from ordinary activities before interest	913	793	75	117	988	910
Net financial expenses					-89	-21
Profit before tax					**899**	**889**
Tax on profit for the year					-317	-302
Profit before minority interests					**582**	**587**
Minority interests					-5	-20
Net profit for the year					**577**	**567**
Segment's assets	3.772	3.164	1.127	1.375	4.899	4.539
Investments in associates	1	1	1	1	2	2
Non-distributed assets					742	830
Assets, total					**5.643**	**5.371**
Segment's liabilities	758	636	234	349	992	985
Non-distributed liabilities					2.289	2.370
Liabilities, total					**3.281**	**3.355**
Fixed assets	2.022	1.760	593	565	2.615	2.325
Investment in fixed assets	564	662	86	141	650	803
Depreciation - property, plant and equipment	230	186	53	82	283	268
Depreciation - intangible assets	19	9	5	9	24	18

Secondary segment split - geographical areas
Group, 2003/04

mDKK	Revenue	Fixed assets	Capital expenditure	Liabilities	Assets, total
Europe	4,891	2,422	605	2,893	4,982
The Americas	804	165	29	258	458
Rest of the world	374	28	16	130	203
Total	**6,069**	**2,615**	**650**	**3,281**	**5,643**

Group, 2002/03

mDKK	Revenue	Fixed assets	Capital expenditure	Liabilities	Assets, total
Europe	4,464	2,184	781	2,852	4,538
The Americas	818	132	20	329	638
Rest of the world	328	9	2	174	195
Total	**5,610**	**2,325**	**803**	**3,355**	**5,371**

NOTES

	Group		Parent	
	mDKK		*mDKK*	
	2003/04	*2002/03*	*2003/04*	*2002/03*
6. Financial income				
Interest income	31	31	14	25
Interest income from Group enterprises			61	49
Exchange-rate adjustments	9	18	0	33
Fair-value adjustments transferred from equity (note 24)	8	35	8	0
Total	**48**	**84**	**83**	**107**
7. Financial expenses				
Interest expense	132	102	85	66
Exchange-rate adjustments	0	0	1	0
Other financial expenses	5	3	0	0
Total	**137**	**105**	**86**	**66**

	Group		Parent	
	mDKK		*mDKK*	
	2003/04	*2002/03*	*2003/04*	*2002/03*
31. Adjustment for non-liquid operating items				
Depreciation	307	286	184	181
Change in other provisions	8	1	-7	-6
Total	**315**	**287**	**177**	**175**
32. Changes in working capital				
Inventories	-49	-185	36	67
Receivables from sales	-67	-70	-7	35
Other receivables	23	262	40	140
Payables to suppliers, etc.	23	45	4	-15
Total	**-70**	**52**	**73**	**227**
33. Liquid reserves				
Marketable securities	2	207	2	207
Cash	1	2	1	1
Bank balances	739	621	589	466
	742	830	592	674
Utilised credit facilities, short term	-187	-257	-2	-4
Total	**555**	**573**	**590**	**670**

34. Non-utilised credit facilities

Of total credit facilities, DKK 2,166m, DKK 1,050 is guaranteed for terms exceeding one year.

5 YEARS' KEY FIGURES & RATIOS

mDKK	1999/00	2000/01	2001/02	2002/03	2003/04
Income statement					
Revenue	3,556	4,018	5,567	5,610	6,069
Research & development costs	128	137	173	168	203
Operating profit before amortisation and depreciation (EBITDA)	720	878	1,157	1,206	1,295
Operating profit before amortisation of goodwill (EBITA)	498	618	884	909	988
Operating profit (EBIT)	498	618	875	909	988
Net financial income and expenses	-48	-31	-60	-21	-89
Profit before tax	474	613	1,232	889	899
Coloplast's share of profit for the year	292	405	768	567	577
Revenue growth					
Annual growth in revenue, %	18	13	38	1	8
Increase consists of:					
Organic growth, %	12	12	14	11	10
Currency effect, %	6	1	-2	-5	-2
Acquired business, %	0	0	26	0	0
Divested business, %	0	0	0	-5	0
Balance sheet					
Total assets	2,806	3,344	4,489	5,371	5,643
Invested capital	2,821	4,082	5,051	5,499	5,838
Net interest-bearing debt	334	1,121	1,471	1,473	1,465
Equity	1,637	1,213	1,562	2,002	2,357
Cash flow and investments					
Cash flow from operations	467	600	913	911	845
Cash flow from investments	-334	-1,292	-878	-783	-621
Acquisition of tangible assets, gross	339	389	449	578	544
Cash flow from financing	-202	-243	1,051	307	-239
Free cash flow	133	-692	35	128	224
Key figures					
Average number of employees, full time equivalents	3,758	3,987	4,859	5,774	6,084
Profit margin, EBIT, %	14	15	16	16	16
Return on average invested capital (ROAIC), %	18	18	18	17	17
Economic Profit	97	198	271	262	285
Return on equity, %	18	28	62	32	27
Ratio of net debt to EBITDA	46	128	127	123	113
Interest cover	48	44	14	17	13
Equity interest, %	58	36	35	37	42
Rate of debt to enterprise value, %	4	8	10	10	10
Book value per share, DKK	68	51	65	83	98
Share data					
Share price	350	548	530	531	581
Share price/Book value per share	5	11	8	6	6
PE, price/earnings ratio	29	33	17	23	24
Dividend per share, DKK	3.00	3.60	4.35	5.00	*) 6.00
Pay-out ratio, %	25	21	13	21	24
EPS for circulating shares of DKK 10, DKK	12	17	33	24	25
Free cash flow per share	6	-29	1	5	9

*) For 2003/04 the figure is the proposed dividend.